October 10, 2008


Mr. Michael McTiernan
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549

Re:  AEI Income & Growth Fund 27 LLC
     Post-Effective Amendment No. 3 to Registration Statement on Form S-11
     File No. 333-144961

Dear Mr. McTiernan:

This letter will respond to comments contained in your letter dated October 3, 2008 for the above registrant. We are filing by EDGAR, simultaneous with this letter, Post-Effective Amendment No.4 to the Registration Statement which incorporates revisions designed to be responsive to your comments. We have repeated you comments below followed by our response.

Registration Statement Cover Page

  1. Please include the Form S-11 cover page language reflecting your reliance on Rule 415. This language was added in a recent amendment to the form.

     In response to your comment, the required language was added to the cover page.

Current Status, page 5

  2. Please move to this section the information in MD&A regarding the status of your offering, including the amount of proceeds raised to date, the amount of units remaining to be offered and the termination date of the offering.

     In response to your comment, we have added information to this section regarding the effective date of the offering, the proceeds raised through September 30, 2008, the amount of units remaining to be offered and the termination date of the offering.

Property, page 6

  3. Please disclose the initial yield on the Best Buy acquisition, based on the initial year rent and the purchase price.

     In response to your comment, we have added a sentence to the last full paragraph on page 7 that discloses the initial yield on the Best Buy acquisition.

  4. Please add a new section to the supplement that discloses the amount of compensation actually paid to the sponsor and its affiliates year-to-date and for the prior fiscal year, if any. Please also disclose the amount of any accrued but unpaid fees. This section should update the disclosure in the compensation section of the base prospectus.

     In response to your comment, we have added a new section to page 9 titled "Compensation to Managers and Affiliates". This section is laid out along the lines of the compensation section of the base prospectus. We also have added a sentence to disclose the amount of accrued but unpaid fees and expense reimbursements due the managers and their affiliates as of June 30, 2008.

In connection with this response, the registrant acknowledges the following:

     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please give me a call at 651-225-7738.

Sincerely,


PATRICK W KEENE
Patrick W. Keene
Chief Financial Officer
AEI Fund Management XXI, Inc.
Managing Member of AEI Income & Growth Fund 27 LLC